                          Prospectus Supplement filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-20619

                             KATZ MEDIA CORPORATION

                    PROSPECTUS SUPPLEMENT DATED JULY 17, 1997

                                       TO

                        PROSPECTUS DATED APRIL 15, 1997


                                  $100,000,000
                            10 1/2% SERIES B SENIOR
                          SUBORDINATED NOTES DUE 2007

        This Prospectus Supplement dated July 17, 1997 to the Prospectus dated April 15, 1997 of Katz Media Corporation (the "Company"), as supplemented on May 28, 1997, relating to $100,000,000 10 1/2% Series B Senior Subordinated Notes due 2007 (the "Notes") of the Company and the guarantees thereon by each of Katz Communications, Inc., Katz Millennium Marketing Inc., Banner Radio Sales, Inc., Christal Radio Sales, Inc., Eastman Radio Sales, Inc., Seltel Inc., Katz Cable Corporation and The National Payroll Company, Inc., hereby supplements the Prospectus dated April 15, 1997, as supplemented, by including the information set forth in the attached Current Report on Form 8-K dated July 17, 1997 of Katz Media Group, Inc., which describes a Merger Agreement providing for the merger of Katz Media Group, Inc. with a jointly owned subsidiary of Evergreen of Media Corporation and Chancellor Broadcasting Company.

        The Company is not a party to the Merger Agreement or the merger provided for therein. However, upon consummation of the tender offer described in the attached Current Report on Form 8-K, the Company expects that a "Change of Control" (as defined in the indenture relating to the Notes) will occur and that the Company will become obligated to comply with the provisions described in the Prospectus under "Description of Notes - Repurchase at the Option of Holders - Change of Control".
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                   FORM 8-K


                                Current Report
              Pursuant to Section 13 or 15(d) of the Securities
                             Exchange Act of 1934



              Date of Report (Date of earliest event reported):
                                July 14, 1997



                            KATZ MEDIA GROUP, INC.
            (Exact name of registrant as specified in its charter)


        Delaware                   1-13674                      13-3779269
--------------------------------------------------------------------------------
       (State of           (Commission File Number)            (IRS Employer
    Incorporation)                                          Identification No.)


 125 West 55th Street, New York, New York                        10019
--------------------------------------------------------------------------------
(Address of principal executive offices)                       (Zip Code)




      Registrant's telephone number, including area code: (212) 424-6000

Item 5.  Other Events

        On July 14, 1997, the Registrant entered into a definitive merger agreement with Chancellor Broadcasting Company ("Chancellor"), Evergreen Media Corporation ("Evergreen") and Morris Acquisition Corporation ("Morris"), a corporation jointly owned by Chancellor and Evergreen, pursuant to which Morris will acquire the Registrant. Under the terms of the merger agreement, which was unanimously approved by the board of directors of each company, Morris will commence a cash tender offer at $11.00 per share, net to the seller, for all of the issued and outstanding common stock of the Registrant. As soon as practicable following the conclusion of the tender offer, Morris would initiate a merger through which any remaining shares of the Registrant not otherwise purchased by Morris in the tender offer would be converted in the merger into the right to receive the merger consideration equal to the tender offer price, in cash without interest.

        In connection with the transaction, Thomas Olson, James E. Beloyianis and Stuart Olds (collectively, the "Management Stockholders") entered into a Management Tender Agreement and shareholders affiliated with Donaldson, Lufkin & Jenrette Securities Corporation (collectively, the "DLJ Stockholders") entered into a Stockholder Tender Agreement with Chancellor, Evergreen and Morris pursuant to which, among other things, the Management Stockholders and the DLJ Stockholders have agreed to tender (and not withdraw except in specified circumstances) their shares in the tender offer and vote in favor of the merger.



Item 7.  Financial Statements and Exhibits

        (c)     Exhibits

                2.1 Merger Agreement, dated as of July 14, 1997, by and among Chancellor, Evergreen, Morris and the Registrant.

                10.1 Stockholder Tender Agreement, dated as of July 14, 1997, by and among the DLJ Stockholders, Chancellor, Evergreen and Morris

                10.2 Management Tender Agreement, dated as of July 14, 1997, by and among the Management Stockholders, Chancellor, Evergreen and Morris.

                99.1    Press release dated July 14, 1997.

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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             KATZ MEDIA GROUP, INC.



                                             By: /s/ Richard E. Vendig
                                                --------------------------------
                                                 Richard E. Vendig
                                                 Senior Vice President
                                                 Chief Financial &
                                                     Administrative Officer
                                                 Treasurer


Date:  July 17, 1997

                                 EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION                                          PAGE NO.
-----------      -----------                                          --------
    2.1          Merger Agreement, dated as of July 14, 1997,
                 by and among Chancellor, Evergreen, Morris
                 and the Registrant.

    10.1         Stockholder Tender Agreement, dated as of
                 July 14, 1997, by and among the DLJ Stockholders,
                 Chancellor, Evergreen and Morris

    10.2         Management Tender Agreement, dated as of July
                 14, 1997, by and among the Management
                 Stockholders, Chancellor, Evergreen and Morris.

    99.1         Press release dated July 14, 1997.

                                                                    NEWS RELEASE


FOR IMMEDIATE RELEASE


                  EVERGREEN MEDIA AND CHANCELLOR BROADCASTING
        TO ACQUIRE KATZ MEDIA GROUP, NATION'S PREMIER FULL-SERVICE MEDIA
               REPRESENTATION FIRM, FOR $11.00 IN CASH PER SHARE

                              -----------------

         IRVING and DALLAS, TEX. and NEW YORK, N.Y. - July 14, 1997 -- Evergreen Media Corporation (Nasdaq: EVGM), Chancellor Broadcasting Company (Nasdaq: CBCA), Katz Media Group, Inc. (AMEX: KTZ) and Hicks, Muse, Tate & Furst Incorporated today announced that Evergreen Media, Chancellor Broadcasting and Katz Media have entered into a definitive agreement pursuant to which a jointly owned affiliate of Evergreen Media and Chancellor Broadcasting will acquire Katz Media in a transaction valued at approximately $373 million. Katz Media will ultimately be owned by Chancellor Media Corporation upon consummation of the pending merger of Evergreen Media and Chancellor Broadcasting. Katz Media will retain its name, organizational identity, management team, personnel, New York headquarters and 65 regional sales offices.

         Under the terms of the agreement, which was unanimously approved by the boards of directors of each of the three public companies, Evergreen Media and Chancellor Broadcasting will acquire Katz Media through a tender offer in which Katz Media shareholders will receive $11.00 in cash for each share they hold. The transaction value is based on the approximately 14.1 million Katz Media shares and the assumption of approximately $218 million of Katz Media debt. Shareholders representing approximately 51.6% of Katz Media's outstanding common stock, including the company's largest shareholder, DLJ Merchant Banking Partners, L.P., and certain of Katz Media's executive officers, have agreed to tender their shares in the offer and vote in favor of the transaction. Under the terms of the agreement, shares not purchased in the tender offer will be converted in a second-step merger into the right to receive $11.00 per share in cash subject to statutory dissenters' rights.

         Katz Media, with a sales organization of approximately 1,500 people, is the only full-service media representation firm in the United States serving multiple types of electronic media, with leading market shares in the representation of radio and television stations, cable television systems and Internet media outlets. The company is exclusively retained by over 2,000 radio stations, 340 television stations and 1,390 cable systems and a growing number of Internet Web sites and other interactive media providers to sell national spot advertising time throughout the United States and through its Katz International Limited subsidiary in the United Kingdom. In 1996, Katz Media generated $183 million in revenues and EBITDA of $44.1 million.

         Thomas O. Hicks, Chairman of Chancellor Broadcasting, Chairman and C.E.O. of Hicks, Muse, Tate & Furst Incorporated and Chairman designate of the new Chancellor Media Corporation, said, "Hicks Muse, which is one of the most significant investors in broadcasting and cable properties in the nation and which will be Chancellor Media's largest shareholder, recognizes that the Katz Media organization, over its 109-year history, has built a strong franchise and a quality brand name as the nation's premier media representation company.
This transaction will provide Katz Media with the financial resources and operating autonomy necessary to retain and attract the most talented personnel and invest in the most advanced technology and thereby continue to best serve its thousands of radio, television, cable, new media and Internet clients."

         Commenting on the transaction, Scott K. Ginsburg, Chairman and Chief Executive Officer of Evergreen Media and Chief Executive Officer designate of the new Chancellor Media Corporation, said, "As the largest client of Katz Media, we view the opportunity to acquire the company as an excellent strategic and financial transaction, and we are delighted that the Katz Media team has chosen to become a key part of the new Chancellor Media Corporation.

         "Through this attractively valued transaction, Evergreen Media and Chancellor Broadcasting are adding a new independent operating unit on a basis that we expect will be accretive for the new Chancellor Media. As clients, we are intimately aware of the highly talented, effective sales team which Katz Media's CEO Tom Olson, radio chief Stu Olds and television head Jim Beloyianis direct. The organization is a recognized leader in its industry."

         "With ongoing, significant listener growth, radio has emerged as a hot advertising medium, attracting a greater number of national advertisers. This business combination is intended to allow Evergreen Media, Chancellor Broadcasting and the many other radio companies served by Katz Media to continue to capture a growing base of national advertisers. We also expect to further broaden the Katz Media organization's resources and capabilities to serve existing clients and new, exciting advertising media such as the Internet, where Katz Media has already emerged as a leader."

         Tom Olson, President and Chief Executive Officer of Katz Media, who will continue to head the Katz Media management team and organization following completion of the transaction, commented, "Having known Scott Ginsburg and Jim de Castro of Evergreen, Steve Dinetz of Chancellor Broadcasting and the partners of Hicks Muse for many years, we have tracked their rapid growth and creation of value for their investors. All of us at Katz Media are extremely pleased to join the Evergreen and Chancellor teams, whose senior executives have a proven track record and an intimate knowledge of our business and who share our commitment to the industry. We believe our alliance will further strengthen Katz Media, creating synergies and efficiencies that will enhance our ability to serve the needs of our clients, the advertising community and our employees."

         Smith Barney Inc. served as advisor to Evergreen Media and Chancellor Broadcasting and Donaldson, Lufkin & Jenrette Securities Corporation advised Katz Media with regard to the transaction. Smith Barney has rendered fairness opinions to the Boards of Directors of Evergreen Media and Chancellor Broadcasting. Credit Suisse First Boston has rendered its opinion to the Board of Directors of Katz Media that the transaction is fair to Katz Media's stockholders from a financial point of view.

         Completion of the transaction is subject to the tender of a majority of Katz Media shares on a fully diluted basis in the tender offer, shareholder and regulatory approval, including expiration of the applicable Hart-Scott-Rodino waiting period, and other customary closing conditions. The offer will be made only pursuant to definitive offering documents under the Securities Exchange Act of 1934. The transaction is expected to be consummated in the third quarter of 1997 and is not subject to financing.

         Chancellor Media Corporation will be formed by the currently pending merger of Evergreen Media Corporation and Chancellor Broadcasting Company, as well as radio properties acquired from Viacom Inc. and the acquisition of five radio stations from Pacific and Southern Company, Inc., a wholly-owned subsidiary of Gannett Company, Inc. Upon consummation of all announced transactions, Chancellor Media will own and operate 98 radio stations in 21 of the nation's largest markets.

         The above statements contain forward-looking statements. Such forward-looking statements are subject to inherent uncertainties and to a wide variety of significant business, economic and competitive risks. Such uncertainties and risks include, among others: certain risks associated with the closing and integration of acquisitions; competition; government regulation; general economic and business conditions; and dependence on key personnel. Actual events, circumstances, effects and results may vary significantly from those included in or contemplated or implied by such forward-looking statements. Consequently, the forward-looking statements contained herein should not be regarded as representations by Evergreen, Chancellor or any other person that the projected outcomes can or will be achieved.

CONTACTS:
Evergreen Media Corporation             Jaffoni & Collins Incorporated
Matthew E. Devine                       David C. Collins
Chief Financial Officer                 Joseph N. Jaffoni
972/869-9020                            212/505-3015

Katz Media Group, Inc.                  Chancellor Broadcasting Company and
Ellen Strahs Fader                      Hicks, Muse, Tate & Furst Incorporated
212/424-6863                            Roy Winnick
                                        Kekst and Company
                                        212/521-4842

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